Exhibit G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     August__, 2001

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by September __, 2001 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After September __, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

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WISCONSIN POWER AND LIGHT COMPANY  (70-[____])
---------------------------------

     Notice of Proposed Acquisition of Common Stock of Electric Utility Generating Company

     Wisconsin Power and Light Company ("WPL"), 222 West Washington Avenue, Madison, Wisconsin 53703, has filed an application in this proceeding pursuant to Sections 9(a) and 10 of the Act for authorization to acquire 15,800 shares of common stock of Wisconsin River Power Company ("Wisconsin River") that are currently owned by Wisconsin Public Service Corporation ("WPS") (the "Acquisition"). The Acquisition will be governed by a letter agreement dated August 24, 2000, pursuant to which WPS gave to WPL an option to purchase the common stock of Wisconsin River which is the subject of the Acquisition (the "Option Agreement").

     WPL is an electric utility company subsidiary of Alliant Energy Corporation that is engaged principally in the generation, transmission, transportation, distribution and sale of electric energy; the purchase, distribution, transportation and sale of natural gas; and the provision of water service in selective markets. As of December 31, 2000, WPL owned or had an interest in 14 generation stations from which it was entitled to approximately 2174 MW of generation capacity. WPL owns all of the outstanding stock of South Beloit


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Water, Gas and Electric Company ("South Beloit"), a public utility incorporated in 1908 which is engaged in supplying electric, gas and water service, principally in Winnebago, Illinois.

     WPL also currently owns approximately 33.12% of the outstanding stock of Wisconsin River. Wisconsin River was incorporated under the laws of Wisconsin in 1947, and is authorized to issue 95,000 shares of common stock having a par value of $100 per share. As of December 31, 2000, there were 93,600 shares of such stock issued and outstanding, of which WPL and WPS each owned 31,000 shares (33.12%), and Consolidated Water Power Company ("Consolidated") owned 31,600 shares (33.76%) of such stock. However, in accordance with an Agreement for Purchase and Sale of Stock dated August 24, 2000, as amended on December 22, 2000 (the "Purchase Agreement"), WPS recently acquired the stock of Wisconsin River that had been owned by Consolidated.

     Wisconsin River owns and operates hydroelectric power generation facilities at two dam sites on the Wisconsin River and engages in certain related activities. Wisconsin River also has a 13.71% ownership interest in Wisconsin Valley Improvement Company ("Wisconsin Valley"), which operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable but does not generate electric energy. The aggregate rated capacity of the two generating units owned by Wisconsin River is 35 MW. All of the capacity and associated energy available from those facilities is sold in equal shares to WPS, WPL and Consolidated pursuant to a long-term power purchase contract that is on file at the FERC. Wisconsin River is not regulated as a public utility under Wisconsin law.

     As a result of the Acquisition, WPL will purchase one-half of the shares in Wisconsin River that were recently acquired by WPS from Consolidated (the "Option Stock"). WPL has the right to purchase the Option Stock from WPS at the same price per share as that paid by WPS to acquire such stock from Consolidated, subject to the same payment terms as those applicable to the purchase of the Option Stock by WPS.

     Under the terms of the Purchase Agreement, WPS paid Consolidated $4,848,072 (i.e., $153.42 per share) in cash at closing for the stock in Wisconsin River that it acquired from Consolidated. The Purchase Agreement provides that the price paid by WPS to Consolidated at the time of closing of its purchase of additional stock in Wisconsin River is to be adjusted to reflect changes in Wisconsin River pension assets and liabilities and retiree health assets and liabilities between August 31, 2000 and March 31, 2001. If the net result is an increase in the net book value of the stock acquired by WPS, WPS will pay to Consolidated an additional amount equal to such increase. Conversely, if the net result is a decrease in the net book value of such stock, Consolidated will pay to WPS an amount equal to such decrease. Such payment is to be made promptly following a determination of such March 31, 2001 pension assets and liabilities and retiree health assets and liabilities. This true-up related to pension and post retirement obligations is expected to be completed sometime during the third quarter of 2001. Any such adjustment will be reflected in the payments ultimately made by WPL to WPS in order to purchase the Option Stock.

     The Purchase Agreement also provides for Wisconsin River to undertake commercially reasonable efforts to sell real estate that it owns in the area of its hydroelectric generating facilities as soon as practicable and to maximize its return from the sale of standing timber from all such real estate for a


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period of 12 years from the date of closing of the stock purchase. In addition to the cash payment at the time of closing, WPS is obligated to pay Consolidated quarterly an amount equal to 33.76% of the Net Proceeds Realized by Wisconsin River in respect to sales of real estate and standing timber during this period, as determined in accordance with the Purchase Agreement.

     The exercise of the Option by WPL is subject to receipt of regulatory approvals from the FERC and from this Commission.


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